Bomps Mining, Inc.
                             10884 North 117th Place
                              Scottsdale, AZ 85259
                            Telephone 1-480-451-7056
                            bompsmininginc@yahoo.com



January 12, 2009

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re: Bomps Mining, Inc.
    Registration Statement on Form S-1
    File Number:  333-156383
    Filed December 22, 2008

Dear Ms. Nguyen Parker:

Thank you for your review of our registration statement. We have revised the document to incorporate the following changes:

Cover Page and The Offering, page 2

     1. We confirm that we will file a post-effective amendment and return any proceeds of the offering in the event the offering is extended for an additional 90 days, unless we receive an affirmative statement from the subscribers that they wish to subscribe to the extended offer.

     2. We have disclosed on the cover page, The Offering section and also in the Terms of the Offering section that if the board of directors votes to extend the offering for the additional 90 days, a post-effective amendment to the registration statement will be filed to notify subscribers and potential subscribers of the extended offering period. Anyone who has subscribed to the offering prior to the extension will be notified by the company that their money will be promptly refunded unless they provide an affirmative statement that they wish to subscribe to the extended offer.

          We do not intend to extend the offering period beyond the latest extension period contemplated in the original prospectus. If we do not complete the offering within the 270 day period the offering will be abandoned and any funds received by the company will be promptly returned to the subscribers.

Very truly yours,


/s/ Kris Ertz
---------------------------
Kris Ertz
President & CEO